Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

November 29, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:                             Southcross Energy Partners, L.P.
Registration Statement on Form S-3
Filed November 5, 2013
File No. 333-192105

Ladies and Gentlemen:

Set forth below are the responses of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 26, 2013 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.                                      We note that you are registering a total of 1,863,713 common units representing limited partner interests in this offering on behalf of Southcross Energy LLC, which owns all of the ownership interest in your general partner and therefore appears to be your parent.  Given Southcross Energy LLC’s relationship to you, it appears that this transaction is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering.  Please refer to Question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.  Accordingly, please revise to identify Southcross Energy LLC as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by Southcross Energy LLC is a primary offering.  Alternatively, please tell us why you believe you are able to conduct a secondary offering with regard to the common units held by Southcross Energy LLC pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and the selling unitholder and an analysis of whether the selling unitholder is your parent and an affiliate.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the prospectus and on pages ii and 65 of Amendment No. 1 to identify that Southcross Energy LLC is an underwriter and to disclose that the offering of common units by Southcross Energy LLC will be deemed to be a primary offering.

2.                                      It does not appear that you have provided disclosure in compliance with the requirements of Rule 3-10 of Regulation S-X.  Please revise accordingly, or tell us how you believe you have complied with Rule 3-10 of Regulation S-X.  If you believe you should not be required to present condensed consolidated financial information in the manner described in Rule 3-10, please provide us with the basis for that belief and the attendant facts and circumstances, including an explanation of the company’s structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, and the existence and significance of non-guarantor subsidiaries.

Response: We acknowledge the Staff’s comment and refer you to the disclosure contained in the prospectus in the Registration Statement on page 15 under the heading “Description of Debt Securities and Guarantees—Subsidiary Guarantors” which we have reproduced in part below, for your reference:

“The Partnership, as the parent company, has no independent assets or operations. The Partnership’s operations are conducted by its subsidiaries through its operating company subsidiary, Southcross Energy Operating, LLC. Each of Southcross Energy Operating, LLC and the Partnership’s other subsidiaries is a guarantor (other than Finance Corp., a 100% owned subsidiary of the Partnership whose sole purpose is to act as co-issuer of any debt securities, and subsidiaries that are minor). Each guarantor is a 100% owned subsidiary of the Partnership. The guarantees registered under the registration statement will be full and unconditional and joint and several, subject to certain automatic customary releases, including sale, disposition, or transfer of the capital stock or substantially all of the assets of a subsidiary guarantor, exercise of legal defeasance option or covenant defeasance option, and designation of a subsidiary guarantor as unrestricted in accordance with the indenture.”

In addition to the above, we also note that Southcross Energy Finance Corp., which as co-issuer is the only non-guarantor subsidiary of the Partnership, is a 100% owned subsidiary of the Partnership, has no operations and will not have revenues other than as may be incidental as co-issuer of notes and, as such, is not required to provide financial statements pursuant to instructions 3 and 5 to Rule 3-10(d) of Regulation S-X.

The Partnership does not currently have any debt outstanding that is guaranteed by a subsidiary guarantor and, therefore, is not required currently to provide the financial statements contemplated by Rule 3-10 of Regulation S-X. The Partnership hereby undertakes that it will include disclosure (similar to the disclosure described above) to its condensed consolidated financial statements in its Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively, when discussing the subsidiary guarantees of the Partnership’s debt securities after any such securities are issued in the future.

The Partnership is aware of its obligations under Rule 3-10(f) of Regulation S-X and should the circumstances providing the above outlined exemption change, the Partnership will file a Current Report on Form 8-K providing any financial statements or footnote disclosures required to be in compliance with Rule 3-10 of Regulation S-X prior to an offering of securities covered by the Registration Statement.

Where You Can Find More Information, page ii

3.                                      Please revise the fourth paragraph to clarify that you are incorporating by reference subsequent filings made “from the date of the prospectus” until the termination of the offerings.  Please also revise the fifth paragraph in future amendments to clarify that you are incorporating by reference filings made “after the date of the initial registration statement,” rather than those made after the date of such amendment, and prior to effectiveness.  Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website.  In addition, please specifically list as incorporated by reference the Form 10-Q filed on November 13, 2013.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see pages ii and iii.

Selling Unitholders, page 64

4.                                      Please revise the disclosure in footnote 1 to the selling unitholder table on page 65 to include, for each selling unitholder, the number of common units issuable upon conversion of the Series A preferred units held by such selling unitholder.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see page 65.

5.                                      Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the common units to be offered for resale by Southcross Energy LLC.  Please see question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 65 to identify by name the natural persons who exercise voting or investment control or both with respect to the common units held by Southcross Energy LLC.

Item 15. Indemnification of Directors and Officers, page II-1

6.                                      With regard to the subsidiary guarantors organized as Texas limited partnerships, please state the general effect of any Texas state statute or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.  Please see Item 702 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see page II-4.

Item 16. Exhibits and Financial Statements, page II-4

7.                                      Please revise your disclosure to state that Exhibit 4.6 was filed as an exhibit to your annual Form 10-K, filed with the Commission on April 14, 2013.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see pages II-4 and II-20.

Exhibit 5.1

8.                                      We note that counsel’s opinion is limited to the laws of the state of the state of New York, and, in limited part, the Delaware Revised Uniform Limited Partnership Act.  However, we note that certain of the subsidiary guarantors are organized under the laws of the state of Texas.  Please revise your legal opinion to cover all applicable laws.

Response: The opinion of Latham & Watkins LLP has been revised accordingly.  Please see Exhibit 5.1 to Amendment No. 1.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

cc:                                Ryan J. Maierson (Issuer’s counsel)